Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-190771
To Prospectus Supplement dated April 29, 2015
(To Prospectus dated September 10, 2013)

SECUTOR CAPITAL MANAGEMENT CORPORATION

TERM SHEET FOR MARKETED PUBLIC OFFERING OF UNITS AND FLOW-THROUGH
SHARES OF
AVALON RARE METALS INC.
APRIL 29, 2015

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories in Canada, except Québec. A copy of the final base shelf prospectus, any amendments to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

The Corporation has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Corporation has filed with the SEC for more complete information about the Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Corporation, Secutor Capital Management Corporation or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the Corporation at: Avalon Rare Metals Inc. Attention Jim Andersen, Chief Financial Officer and VP Finance,1901 - 130 Adelaide Street West, Toronto, Ontario, Canada M5H 3P5, telephone at 416-364-4938 or by email at ir@avalonraremetals.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investing in the securities described in this document involves a high degree of risk. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The proposed offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare a final base shelf prospectus, and any applicable shelf prospectus supplement, in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated by reference in the final base shelf prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable shelf prospectus supplement. Prospective investors should read the tax discussion contained in the final base shelf prospectus under the headings “Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” as well as the tax discussion contained in the applicable shelf prospectus supplement with respect a the particular offering of securities.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

Neither the United States Securities and Exchange Commission, nor any state securities regulator, has approved or disapproved the Securities offered hereby or determined if the final base shelf prospectus, or any applicable shelf prospectus supplement, is truthful or complete. Any representation to the contrary is a criminal offence.

Issuer:	AVALON RARE METALS INC. (“Avalon” or the “Company”).
Offering:

Marketed public offering of up to 7,352,941 units (the “Units”) and up to 6,410,256 “flow-through” common shares (the “Flow-Through Shares” and together with the Units, the “Offered Securities”) of the Company.

Each Unit will be comprised of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one Common Share at a price of $0.425 for a period of 18 months following the Closing (as defined herein).

Each Flow-Through Share will qualify as a “flow-through share” within the meaning of the Income Tax Act (Canada) (the “Tax Act”).

Over-Allotment Option:

Avalon has also granted to the Agent an option (the “Over-Allotment Option”), exercisable for a period of 30 days from Closing, to purchase up to that number of additional Units equal to 15% of the aggregate number of Offered Securities sold under the Offering, to cover over-allotments and for market stabilization purposes.

Issue Price:	C$0.34 per Unit C$0.39 per Flow-Through Share
Listings:	“AVL” on the TSX and the NYSE MKT
Use of Proceeds:

The Company intends to use the (i) net proceeds from the sale of the Units for working capital and general corporate purposes; and (ii) gross proceeds from the sale of the Flow-Through Shares to incur “Canadian exploration expenses” as defined in subsection 66.1(6) of the Tax Act (“CEE”) which qualify as “Qualifying Expenditures” (which means one or more expenses described in the definition of “flow-through mining expenditures” assuming the amendments to subsection 127(9) of the Tax Act announced by the Minister of Finance (Canada) on March 1, 2015 become law).

Offering Qualification:

The Offered Securities will be offered by way of a (final) short form base shelf prospectus dated September 10, 2013 as supplemented by a prospectus supplement dated April 29, 2015 relating to the Offered Securities and filed in each of the provinces and territories of Canada, other than Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions.

Canadian Qualifying Jurisdictions:	All of the provinces and territories of Canada, excluding Quebec.
Agent:	Secutor Capital Management Corp. (the “Agent”)

Agents Compensation:	At Closing, the Company will pay to the Agent a cash fee equal to 6.0% of the aggregate cash proceeds received from the sale of the Offered Securities. In addition, at Closing the Company will issue to the Agent that number of Compensation Options (the “Compensation Options”) equal to 6% of the total number of Offered Securities sold. Each Compensation Option shall be exercisable for one Common Share at a price of $0.34 for a period of 18 months following the Closing.

Closing:	On or about May 12, 2015 (the “Closing”), or such other date as agreed to by the Company and the Agent.
Approvals:	The Offering is conditional upon, among other things, the Company obtaining all necessary regulatory approvals and acceptances, including, without limitation, those of the TSX and NYSE MKT LLC.
Tax Renunciation:

The Company shall renounce to the purchasers of the Flow-Through Shares for Canadian federal and provincial tax purposes an amount of Qualifying Expenditures equal to the aggregate issue price of the Flow-Through Shares so that purchasers will be entitled to claim for the 2015 taxation year a 100% deduction for their subscription amount and individual purchasers will be eligible to receive an additional federal and provincial investment tax credit in respect of the Flow-Through Shares.

In the event that the Company fails to renounce to purchasers of Flow-Through Shares Qualifying CEE corresponding to 100% of the gross proceeds from the issuance and sale of the Flow-Through Shares effective in 2015, or there is a reduction in the amount renounced, the Company agrees to indemnify such purchasers for all additional taxes payable by such purchasers as a consequence in a manner that does not cause the Flow-Through Shares to be or become prescribed shares within the meaning of regulation 6202.1 to the Tax Act, as amended from time to time.